Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our audit report dated March 21, 2014, which is incorporated by reference in this Registration Statement (Form S-3) and the related prospectus, with respect to the consolidated and combined balance sheet of Physicians Realty Trust as of December 31, 2013, and the related consolidated and combined statements of operations, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2013.  We hereby consent to the use of the aforementioned report in this Registration Statement and the related prospectus and to the use of our name as it appears under the caption “Experts.”

/s/ Plante & Moran, PLLC
Chicago, Illinois
June 17, 2015